NO ACT

PE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010471

January 19, 2010

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-19-2010

Re: The Charles Schwab Corporation
Incoming letter dated December 22, 2009

Dear Mr. McMillen:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Charles Schwab by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Barry C. McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

January 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated December 22, 2009

The proposal requests that the board's executive compensation committee adopt a pay for superior performance principle by establishing an executive compensation plan for senior executives with features specified in the proposal.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Charles Schwab seeking approval of an executive bonus plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Charles Schwab's proposal. In this regard, we note that the executive bonus plan that is the subject of Charles Schwab's proposal provides that "performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria." Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, CA 94105

December 22, 2009

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise The Charles Schwab Corporation, a Delaware corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2010 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 17, 2009 (the "Proposal") from the Massachusetts Laborers' Pension Fund (the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting electronically: (1) this letter, which outlines the Company's reasons for excluding the Proposal from the Proxy Materials, (2) the Proponent's letter, dated November 17, 2009, attached as Exhibit A, setting forth the Proposal, and (3) a copy of the Corporate Executive Bonus Plan, attached as Exhibit B. A copy of this letter is simultaneously being sent by overnight mail to the Proponent. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 15, 2010 and ready for filing with the Commission on or about March 30, 2010. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

BASES FOR EXCLUSION

The Proposal requests that the Company's Compensation Committee establish an executive compensation plan for senior executives that contains certain parameters for annual and long-term incentive pay, including setting target performance-based pay components at or below the peer group median and establishing performance targets based on financial metrics relative to the performance of peer companies. This Proposal conflicts with the Company's proposal to seek stockholder approval of its Corporate Executive Bonus Plan (CEBP), which is the Company's annual performance-based incentive plan. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal and its supporting statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with an incentive plan that the Company will submit to stockholders for approval at the same meeting.

DISCUSSION

I. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with an executive compensation incentive plan that the Company will submit to stockholders at the same meeting.

The Company is required to obtain stockholder approval for the material terms of its cash incentive plan at least every five years for amounts paid under the plan to be considered "qualified performance-based compensation" exempt from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. The Company last submitted its CEBP for stockholder approval in 2005, and it intends to submit the CEBP for stockholder approval in 2010. The CEBP allows for payment of performance-based awards in cash or stock to the Company's executive officers based on performance criteria outlined in the plan. Targets under the CEBP are based on a percentage of the executive officer's base salary. The Proposal seeks to establish a plan that sets performance-based awards with targets based on a "financial metric relative the performance of the Company's peer companies" and sets targets "at or below the peer group median." The Proposal conflicts directly with the CEBP that the Company will submit to stockholders.

a. Proposals that place limitations on incentive plans and conflict with a company's own proposal may be excluded under Rule 14-8(i)(9).

Rule 14a-8(i)(9) provides that a company may exclude a stockholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." A favorable vote on both the Proposal and management's proposal to implement the CEBP would result in an inconsistent and inconclusive mandate from the Company's stockholders, making it impossible to determine which, if either, proposal could be implemented.

Under Rule 14a-8(i)(9), the SEC has permitted companies to exclude from their proxy statements stockholder proposals that seek to place limitations or terms on incentive awards to senior executives when management proposes to present its own incentive plan with different award terms. *See, e.g.,* Abercrombie & Fitch (avail. May 2, 2005) ("Abercrombie") (described below); Crown Holdings, Inc (avail. February 4, 2004) (omitting proposal requesting management to consider terminating future stock options to top five executives because conflicting with company proposal to implement stock option plan for senior executives); AOL Time Warner Inc. (avail. March 3, 2003)

("AOL") (described below); Baxter International, Inc. (avail. January 6, 2003) (omitting proposal to prohibit future stock option grants to senior executives because conflicting with company proposal to implement incentive compensation plan providing for stock option grants to, among others, senior executives); Mattel, Inc. (avail. Jan. 7, 1999) (omitting proposal to "consider the discontinuance of all bonuses immediately, and options, rights and SARs" because conflicting with management proposal to approve incentive plan under which cash and stock bonuses would be awarded).

In Abercrombie, the company proposed to submit in its proxy materials an equity-based incentive plan for shareholder approval. The company's incentive plan provided for time-based stock options. The proponent's proposal, by contrast, requested the company to adopt a policy requiring that stock options be performance-based. The Staff agreed that the company could exclude the proposal under Rule 14a-8(i)(9) because approval of both proposals would lead to conflicting results regarding the proper basis of incentive awards. The Abercrombie situation is directly analogous to the instant case, because approval of both the CEBP and the Proposal would lead to conflicting results regarding the proper financial metrics used to calculate bonus awards, as well as conflicting compensation targets and payment limits.

In AOL, the company proposed to include in its proxy materials a discretionary stock option plan that permitted grants of stock options to its employees, including senior executives. The proponent's proposal requested a prohibition on issuing additional stock options to senior executives. The proponent argued that there was no conflict because the company could "exercise its discretion in a particular manner, by declining as a matter of 'policy' to award stock options to certain employees (senior executives)." Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that the proposal and the company's proposed stock option plan "presented alternative and conflicting decisions for shareholders" and that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Even if the Company had the discretion to implement some or all of the Proposal, the Proposal would still lead to inconsistent and ambiguous results and be properly excludable under Rule 14a-8(i)(9).

b. The Proposal directly and unalterably conflicts with the incentive compensation scheme of the CEBP to be submitted to stockholders at the same meeting.

The CEBP, which will be submitted for stockholder approval at the 2010 Annual Meeting, conflicts with the Proposal as follows:

i. *Financial Metrics For Performance-Based Awards.*

The Proposal requires that the Company "establish performance targets for each Plan financial metric relative to the performance of the Company's peer companies." By contrast, the CEBP states that "performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria." While the Proposal requires financial metrics to be based on performance relative to the Company's peer companies, the CEBP provides for the use of either relative or objective financial performance metrics. Therefore, approval of both proposals would lead to inconsistent and ambiguous results.

ii. *Payment Limits.*

The Proposal requires that the Company "limit payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance." This approach directly conflicts with the CEBP, which has no such limitation. Under the CEBP, bonuses are paid upon the achievement of certain objective criteria determined by the Compensation Committee of the Company's Board of Directors (the "Committee"), even if the Company's performance does not exceed peer group median performance. The Committee may set a range for payment of target bonuses, including payment of less than 100% of an executive's target award when performance does not exceed the metrics that would support a 100% payout. In addition, sole discretion regarding whether to reduce an employee's bonus amount is reserved to the Committee under the CEBP. Approval of both proposals would lead to conflicting results regarding (1) the permissible range for payment of bonuses and (2) the Committee's ability to exercise discretion over non-payment of bonuses. As in AOL, the ability of the Company in its discretion to implement the proponent's proposal does not resolve the conflict between the two proposals, and in fact the Proposal would conflict with the CEBP by effectively limiting the discretion of the Committee over reduction or non-payment of bonuses.

iii. *Compensation Targets.*

The Proposal requires that the Company "set compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median." The CEBP has no such restriction and states that its purpose is to "attract and retain employees with outstanding competencies who will strive for excellence." The Proposal's cap on compensation conflicts with the CEBP, which has no such restriction. It also defeats the purpose of the CEBP, as the Company would be unable to set compensation targets for employees at any range above the peer group median (e.g., at 75% of the median for superior performance).

An affirmative vote on both the Proposal and the CEBP would lead to an inconsistent and ambiguous mandate from the Company's stockholders, in contravention of Rule 14a-8(i)(9). Accordingly, we respectfully submit that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials.

If you have any questions, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 667-1602
Fax: (415) 667-1633
Email: scott.mcmillen@schwab.com

Exhibit A: Massachusetts Laborers' Pension Fund Proposal
Exhibit B: Corporate Executive Bonus Plan

cc: Barry C. McAnarney, Massachusetts Laborers' Pension Fund (by overnight mail)
Jennifer O'Dell, LIUNA Corporate Affairs Department (by overnight mail)

EXHIBIT A

Proposal

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 17, 2009

Via Facsimile
888-368-6355

Ms. Carrie Dwyer
EVP, General Counsel and Corporate Secretary
Charles Schwab Corporation
120 Kearney Street
San Francisco, CA 94104

Dear Ms. Dwyer:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,925 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of The Charles Schwab Corporation ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- Total compensation is targeted above the peer group median.
- The annual incentive plan provides for below target payout.
- The target performance levels for the annual and long-term incentive metrics are not peer group related.

- A majority of long-term incentive compensation is not performance-vested.
- Stock options begin vesting after only one year and vest completely after four years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value. We urge shareholders to vote **FOR** our proposal.

EXHIBIT B

Corporate Executive Bonus Plan

The Charles Schwab Corporation

Corporate Executive Bonus Plan

(As Amended and Restated as of February 23, 2005)

(Approved by Stockholders on May 19, 2005)

(Amended and Restated December 12, 2007)

(Amended and Restated October 23, 2008)

(Amended and Restated December 9, 2009)

(Approved by Stockholders on May [ ], 2010)

SECTION 1. PURPOSE OF THE PLAN

The Charles Schwab Corporation Corporate Executive Bonus Plan (the "Plan") is established to promote the interests of The Charles Schwab Corporation and its Subsidiaries (collectively the "Company"), by creating an incentive program to (a) attract and retain employees with outstanding competencies who will strive for excellence (b) motivate those individuals to exert their best efforts on behalf of the Company by providing them with compensation in addition to their base salaries; and (c) further the identity of interests of such employees with those of the Company's stockholders through a strong performance-based reward system.

SECTION 2. ADMINISTRATION OF THE PLAN

The Compensation Committee of the Board of Directors of the Company (the "Committee") shall administer the Plan. The Committee shall be composed solely of two or more "outside directors" within the meaning of Treasury Regulations Section 1.162-27 (or any successor regulation) and shall be appointed pursuant to the Bylaws of the Company. The members of the Committee shall be ineligible for awards under this Plan for services performed while serving on the Committee. The Committee shall have discretionary authority to interpret the Plan, establish rules and regulations to implement the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan, in its sole discretion. Decisions of the Committee shall be final and binding on all parties who have an interest in the Plan.

SECTION 3. ELIGIBILITY FOR AWARDS

(a) Eligibility Requirements. Awards under the Plan may be granted by the Committee to those Employees holding Executive Vice President or comparable or higher executive-level positions with the Company. Except in the event of retirement, death, or disability, an individual in these positions shall be eligible to participate in the Plan if he or she is an Employee of the Company on the last day of the performance period. An individual who is on a leave of absence shall remain eligible, but his or her award shall be adjusted as provided in Section 4(g).

(b) Definition of Employee. For purposes of the Plan, an individual shall be considered an "Employee" if he or she is employed by the Company or other business entity in which the Company shall directly or indirectly own, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock or other ownership interest (each a "Subsidiary"). No award may be granted to a member of the Company's Board of Directors except for services performed as an employee of the Company.

SECTION 4. BONUS AWARDS

(a) Form of Awards. Bonus awards under this Plan shall be paid, less applicable withholdings and deductions, in cash and/or stock and/or stock-based awards granted under The Charles Schwab Corporation 2004 Stock Incentive Plan.

(b) Target Award Amounts. Target award amounts shall be based on a percentage of each eligible Employee's annual base salary for each performance period as determined by the Committee in its sole discretion not later than 90 days after the commencement of the performance period, provided that the outcome is substantially uncertain at the time the Committee actually establishes the goal, or after 25 percent of the performance period (as scheduled in good faith at the time the goal is established) has elapsed.

(c) Bonus Formula. The formula used to determine bonus awards for each eligible Employee shall be determined according to a matrix or matrices that shall be adopted by the Committee not later than 90 days after the commencement of the performance period, provided that the outcome is substantially uncertain at the time the Committee actually establishes the goal, or after 25 percent of the performance period (as scheduled in good faith at the time the goal is established) has elapsed. The matrix or matrices may be different for each eligible Employee and shall be based on one or more objective performance criteria to be selected by the Committee from among the following: pre-tax operating profit margin, pre-tax reported profit margin, after-tax operating profit margin, after-tax reported profit margin, pre-tax operating profits, pre-tax reported profits, cash flow, revenues, revenue growth, operating revenue growth, client net new asset growth, return on assets, return on equity, return on investment, stockholder return and/or value, earnings per share, conversions of and/or increase in client assets, sales (of products, offers, or services) and changes between years or periods that are determined with respect to any of the above-listed performance criteria. Performance criteria may be measured solely on a corporate, subsidiary, enterprise or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The formula for any such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date the formula is approved by the Committee. Awards shall be determined by applying the bonus formula to the target award amount of each eligible Employee. Except in the case of the Chief Executive Officer, payouts described in this subsection shall be calculated and paid on the basis of a quarterly or annual performance period, or a combination thereof, as determined by the Committee in its sole discretion. In the case of the Chief Executive Officer, payouts described in this subsection shall be made on an annual basis, based on the Company's results for the full year. Bonus awards for any eligible Employee shall not be provided under this Plan if such awards are separately determined under an employment agreement or other arrangement.

(d) Maximum Award Amounts. The maximum award that may be paid to any eligible Employee (other than the Chief Executive Officer) under this Plan for any calendar year shall not exceed $8 million as calculated by the Committee at the end of the performance period. The maximum award that may be paid to the Chief Executive Officer under this Plan for any calendar year shall not exceed $15 million as calculated by the Committee at the end of the performance period.

(e) Power to Reduce Bonus Amounts. Notwithstanding anything to the contrary contained in this Plan, the Committee shall have the power, in its sole discretion, to reduce the amount payable to any eligible Employee including the Chief Executive Officer (or to determine that no amount shall be payable to such eligible Employee) with respect to any award prior to the time the amount otherwise would have become payable hereunder. Such reductions may be based upon the recommendations of the Chief Executive Officer. In the event of such a reduction, the amount of such reduction shall not increase the amounts payable to other eligible Employees under the Plan.

(f) Entitlement to Bonus. No eligible Employee shall earn any portion of a bonus award under the Plan until the last day of the relevant performance period and only if the Committee has approved the bonus award and, to the extent required by section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), has certified that the applicable performance criteria have been satisfied.

(g) Termination of Employment and Leaves of Absence. Except in the event of retirement, death, or disability, if an Employee ceases to be employed by the Company for any reason on or before the date when the bonus is earned, then he or she shall not earn or receive any bonus under the Plan. If an eligible Employee is on an unpaid leave of absence for a portion of the relevant performance period, the Committee may award a bonus at the end of the performance period based on the achievement of the performance criteria, and such bonus shall be prorated to reflect only the time when he or she was actively employed and not any period when he or she was on leave. In the event of death or disability before the last day of the relevant performance period, the Committee shall have the sole discretion to award any bonus at the end of the performance period based on the achievement of the performance criteria. In the event of retirement before the last day of the relevant performance period, the Committee shall have the sole discretion to waive the requirement of being employed on the last day of the relevant performance period and award a bonus at the end of the performance period based on the achievement of the performance criteria. For all purposes of the Plan, "retirement" will mean any termination of employment with the Company and its subsidiaries for any reason other than death at any time after the Employee has attained age 55, but only if, at the time of termination, the Employee has been credited with at least ten (10) Years of Service under the Schwab Plan Retirement Savings and Investment Plan.

SECTION 5. PAYMENT OF BONUS AWARDS

Bonus awards shall be paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based, regardless of whether the individual has remained in Employee status through the date of payment.

SECTION 6. GENERAL PROVISIONS

(a) Plan Amendments. The Board of Directors of the Company or the Committee may at any time amend, suspend or terminate the Plan, provided that it must do so in a written resolution and such action shall not adversely affect rights and interests of Plan participants to individual bonuses allocated prior to such amendment, suspension or termination. Stockholder approval shall be obtained for any amendment to the extent necessary and desirable to qualify the awards hereunder as performance-based compensation under section 162(m) of the Code and to comply with applicable laws, regulations or rules.

(b) Benefits Unfunded. No amounts awarded or accrued under this Plan shall be funded, set aside or otherwise segregated prior to payment. The obligation to pay the bonuses awarded hereunder shall at all times be an unfunded and unsecured obligation of the Company. Eligible Employees shall have the status of general creditors and shall look solely to the general assets of the Company for the payment of their bonus awards.

(c) Benefits Nontransferable. No eligible Employee shall have the right to alienate, pledge or encumber his or her interest in this Plan, and such interest shall not (to the extent permitted by law) be subject in any way to the claims of the Employee's creditors or to attachment, execution or other process of law.

(d) No Employment Rights. No action of the Company in establishing the Plan, no action taken under the Plan by the Committee and no provision of the Plan itself shall be construed to grant any person the right to remain in the employ of the Company or its subsidiaries for any period of specific duration. Rather, each Employee will be employed "at will," which means that either such Employee or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Only the Chief Executive Officer has the authority to enter into an agreement on any other terms, and he or she can only do so in a writing signed by him or her. No Employee shall have the right to any future award under the Plan.

(e) Exclusive Agreement. This Plan document is the full and complete agreement between the eligible Employees and the Company on the terms described herein.

(f) Governing Law. The Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the state of Delaware (without regard to applicable Delaware principles of conflict of laws).